**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**June 12, 2020**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**DUSA Pharmaceuticals, Inc.**

**File No. 1-31533 - CF#35242**

---

DUSA Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 2, 2011.

Based on representations by DUSA Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2          through June 30, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support